RECEIVED

Deutsche Lufthansa Aktiengesellschaft
Flughafen-Bereich West, 60546 Frankfurt/Main

Ihre Zeichen / Your Ref.

Unsere Zeichen/Datum / Our Ref./Date: FRA IR, nr, 16 October 2006

Telefon/Telefax / Telephone/Telefax

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

U.S.A.

06017941

Deutsche Lufthansa AG
Rule 12g3-2(b) File No. 82-4691

SUPPL

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Deutsche Lufthansa AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Deutsche Lufthansa Aktiengesellschaft
Investor Relations

Frank Hülsmann
Senior Vice President

PROCESSED
NOV 02 2006
THOMSON FINANCIAL

10/31

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Monthly Report 09/2006

- Investor Info
- Traffic Figures

Investor Info

Capacity utilisation in September 2006 compared with previous year


80
75
70
65
60
55
50
%
78.5
78.7
63.9
68.4
72.6
73.8
2005
2006
Passenger LF
Cargo LF
Group LF

More than five million passengers
In September 2006 we welcomed more than five million passengers on board Lufthansa Passenger Airlines aircrafts, a figure up by more than 4.8 per cent on the year. Sales climbed by 0.9 per cent accompanied by a 0.6 per cent increase in available capacity. The passenger load factor rose slightly, to 78.7 per cent (+0.2 pp).

The Europe traffic region developed very positively with 6.3 per cent more passengers than the previous year. A 5.9 per cent increase in capacity was taken up in full by the market, with sales up by 7.9 per cent. The load factor improved to 71.1 per cent – a plus of 1.3 percentage points.

In the Americas traffic region Passenger Airlines carried 2.7 per cent fewer passengers. Capacity utilisation at 82.2 per cent (down by 1.0 pp) continues to be accompanied by a positive passenger mix trend. The Asia/Pacific traffic region made particularly pleasing progress, with 6.9 per cent growth in passenger numbers. The 2.0 per cent higher capacity was taken up readily, with demand up by 4.1 per cent. The passenger load factor rose to 84.0 per cent (+1.7 pp) accordingly. In the Middle East/Africa traffic region the number of passengers fell by 7.5 per cent due to political crises in the region. Capacity utilisation at 75.5 per cent was slightly down on the previous year.

Lufthansa Cargo transported 153,000 tonnes of freight and mail – 3.9 per cent year-on-year growth – in September 2006. Available capacity was reduced slightly, by 0.3 per cent, while demand rose sharply by 6.8 per cent and the load factor climbed to 68.4 per cent (+4.5 pp). In all, the cargo load factor therefore showed an increase in all traffic regions, with especially marked growth of 6.1 pp each in the Americas and the Middle East/Africa.

The Group's overall cargo load factor stood at 73.8 per cent (+1.6pp).

Lufthansa orders 35 new aircraft
On 20 September the Lufthansa Supervisory Board approved an order for 35 new aircraft. From 2007 Lufthansa will take delivery of 30 new short and medium-haul Airbus A320 family and five Airbus A330 long-haul aircrafts. In ordering the Airbus A330s Lufthansa is securing the planned growth in intercontinental traffic and at the same time offsetting the delayed delivery in 2008 of the A380. With this

investment Lufthansa continues its fleet expansion and modernisation programme.

Foundation stone of A380 hangar laid at Frankfurt airport

On 21 September the foundation stone was laid for the largest aircraft maintenance hangar in Europe, the A380 hangar, in Frankfurt. The aim is to cope with the growing Lufthansa fleet's rising demand for maintenance capacities. Completion is scheduled for 2015 and total capital expenditure will be EUR 150 million.

Lufthansa settles civil suits in the US

Lufthansa has agreed with plaintiffs' representatives to pay USD 85 million to settle class-action civil suits in the US for alleged air cargo price fixing. Following court approval, the suits against Lufthansa, including Lufthansa Cargo and SWISS, would be released.

Lufthansa Cargo enters into a strategic partnership with Fraport

Lufthansa Cargo and Fraport are intensifying their cooperation. An existing partnership at the operational level is to be extended into joint planning of the entire process chain. The aim is to develop Frankfurt airport into the most attractive and most competitive air cargo hub in Europe.

Lufthansa Technik receives new order from India

Lufthansa Technik is taking over technical support of the Airbus A320 fleet for Air Deccan, the first low-cost Indian airline. The ten-year contract has a volume of more than USD 150 million.

Thomas Cook boosts e-commerce business

As a part of its new sales strategy Thomas Cook has enlarged its existing Internet travel portal into a full-scale online travel agency. Along with the own brand tour operators already integrated, nearly all tour operators in Germany and their products are available online to customers.

The **next Investor Info** with the traffic figures for October will be published on 9 November 2006.

top

Traffic Figures

Lufthansa Passenger Airlines*	**September 2006**	**Yoy %**	**Cumulative**	**Yoy %**
Passengers in 1,000	5,081	+ 4.8	40,225	+ 3.6
Available seat-kilometres (mio)	12,815	+ 0.6	110,489	+ 1.2
Revenue pax-kilometres (mio)	10,086	+ 0.9	83,299	+ 0.7
Passenger load factor (%)	78.7	+ 0.2P.	75.4	- 0.4P.
Number of Flights	56,066	+ 1.6	480,218	+ 2.3
Lufthansa Cargo AG	**September 2006**	**Yoy %**	**Cumulative**	**Yoy %**
Cargo/mail in 1,000 tonnes	153	+ 3.9	1,300	+ 1.7
Available Cargo tonne-km (mio)	1,029	- 0.3	8,912	- 1.2
Revenue Cargo tonne-km (mio)	704	+ 6.8	5,966	+ 3.4
Cargo load-factor (%)	68.4	+ 4.5P.	66.9	+ 2.9P.
Number of Flights	1,895	- 25.4	17,935	- 19.7
Lufthansa Group	**September 2006**	**Yoy %**	**Cumulative**	**Yoy %**
Available tonne-kilometres (mio)	2,330	+ 0.9	19,984	+ 0.1
Revenue tonne-kilometres (mio)	1,720	+ 3.3	14,355	+ 1.8
Overall load factor (%)	73.8	+ 1.6P.	71.8	+ 1.1P.
Number of Flights	57,961	+ 0.4	498,153	+ 1.3

Traffic regions

Europe (incl. Germany)	September 2006	Yoy %	Cumulative	Yoy %
Passengers in 1,000	4,018	+ 6.3	31,249	+ 4.7
Available seat-kilometers (mio)	4,029	+ 5.9	33,824	+ 6.1
Revenue pax-kilometers (mio)	2,865	+ 7.9	22,306	+ 7.2
Passenger load-factor (%)	71.1	+ 1.3P.	65.9	+ 0.6P.
Cargo/mail in 1,000 tonnes	63	+ 1.7	540	+ 0.3
Available Cargo tonne-km (mio)	106	- 6.2	901	- 3.4
Revenue Cargo tonne-km (mio)	47	+ 2.0	389	- 0.0
Cargo load-factor (%)	44.2	+ 3.6P.	43.1	+ 1.4P.

America (North and South)	September 2006	Yoy %	Cumulative	Yoy %
Passengers in 1,000	562	- 2.7	4,552	- 2.5
Available seat-kilometers (mio)	4,738	- 3.8	39,481	- 3.9
Revenue pax-kilometers (mio)	3,896	- 4.8	31,918	- 4.7
Passenger load-factor (%)	82.2	- 1.0P.	80.8	- 0.7P.
Cargo/mail in 1,000 tonnes	41	- 1.9	340	- 3.2
Available Cargo tonne-km (mio)	384	- 5.8	3,235	- 7.5
Revenue Cargo tonne-km (mio)	270	+ 3.2	2,251	- 1.0
Cargo load-factor (%)	70.2	+ 6.1P.	69.6	+ 4.6P.

Asia/Pacific	September 2006	Yoy %	Cumulative	Yoy %
Passengers in 1,000	343	+ 6.9	3,000	+ 5.4
Available seat-kilometers (mio)	3,169	+ 2.0	28,713	+ 3.4
Revenue pax-kilometers (mio)	2,661	+ 4.1	23,059	+ 4.0
Passenger load-factor (%)	84.0	+ 1.7P.	80,3	+ 0.4P.
Cargo/mail in 1,000 tonnes	40	+ 13.6	341	+ 9.9
Available Cargo tonne-km (mio)	464	+ 7.5	4,048	+ 4.7
Revenue Cargo tonne-km (mio)	342	+ 10.9	2,897	+ 7.5
Cargo load-factor (%)	73.7	+ 2.3P.	71.6	+ 2.0P.

Middle East and Africa	September 2006	Yoy %	Cumulative	Yoy %
Passengers in 1,000	153	- 7.5	1,391	- 3.5
Available seat-kilometers (mio)	874	- 2.9	8,395	+ 0.1
Revenue pax-kilometers (mio)	661	- 3.6	5,969	- 3.7
Passenger load-factor (%)	75.5	- 0.6P.	71.1	- 2.8P.
Cargo/mail in 1,000 tonnes	9	+ 7.6	80	+ 1.0

Available Cargo tonne-km (mio)	75	- 5.5	728	+ 0.5
Revenue Cargo tonne-km (mio)	46	+ 5.0	429	+ 3.2
Cargo load-factor (%)	61.2	+ 6.1P.	59.0	+ 1.6P.

* Deutsche Lufthansa AG + Lufthansa Regional

Deutsche Lufthansa AG - Investor Relations
Tel. +49 69 696-90997, Fax -90990
E-Mail: **investor.relations@dlh.de**
Internet: **www.lufthansa-financials.com**

11 October 2006

Last modified: Oct 11, 2006

Lufthansa Investor Relations

Shareholders' structure

58.8 per cent of equity in German hands

Lufthansa's share capital of Euro 1,172,275,200 is divided into 457.9 million registered non-par value shares. About 365,000 shareholders are recorded in Lufthansa's shareholders' register. Around 23.6 per cent of Lufthansa's share capital is held by private stock owners, about 76.4 per cent by institutional investors.

Pursuant to the Aviation Compliance Documenting Act, Lufthansa is obliged by law to publish an equity ownership structure with a breakdown by nationality every three months to provide the proof required by bilateral aviation agreements and EU directives that a majority of Lufthansa stock is in German or European hands.

German investors held 58.8 per cent of Lufthansa share capital at 30 September 2006. Second with 15.5 per cent were shareholders from the U.S.A. followed by investors from Great Britain with 11.8 per cent and Belgium with 5.0 per cent.

The requirements for continued exercise of air traffic rights are thus fulfilled.

As at 30 September 2006

Shareholder structure

Free float	100.0 %
there of AXA Group	10.56 %

Shareholder structure by nationality

as at 30 September 2006

Germany	58.8 %
USA	15.5 %
Great Britain	11.8 %
Belgium	5.0 %
Luxembourg	3.0 %
France	2.4 %
Switzerland	1.8 %
Other	1.7 %



Shareholder structure according to the standards of Deutsche Börse

Last modified: Oct 9, 2006

Board changes at Lufthansa Technik AG

15.09.2006

Uwe Mukrasch to become new Chief Executive Human Resources and Information Management

Wolfgang Warburg to retire January 1, 2007

Effective January 1, 2007, Uwe Mukrasch (44) will join the board of Lufthansa Technik AG as Chief Executive Human Resources with additional responsibility for Information Management. He will take over the position from Wolfgang Warburg (64), who retires after seven years as a member of the board of Lufthansa Technik. Deciding on the appointment of Uwe Mukrasch at its meeting on September 15, the supervisory board of Lufthansa Technik AG ensures the full continuity in the company's top management.

Uwe Mukrasch joined Lufthansa Technik in April 1992. With degrees in information technology and economics he held a number of senior positions in Lufthansa Technik's information management division. Since February 2000, Uwe Mukrasch has been responsible for the company's aircraft component services division, with a staff of more than 1,500 highly qualified engineers and technicians.

Following four years as deputy chairman of the trade union ÖTV, Wolfgang Warburg was appointed Chief Executive Human Resources of Lufthansa Technik AG in January 2000. In a constructive dialogue with the works council and the trade unions he successfully led and developed the human resources division even through the difficult years of the MRO business. Thus he made an important contribution to the growing success of the Lufthansa Technik Group, at the same time securing jobs at Lufthansa Technik in Germany.

The Lufthansa Technik Group employs more than 25,000 people worldwide, and is one of the world's leading providers of aircraft maintenance, repair and overhaul services.

Further Information and Questions:
Lufthansa Technik AG
Corporate Communications
Tel.: +49 40 / 5070 3667
Fax: +49 40 / 5070 8534
E-Mail: Press.PR@lht.dlh.de
www.lufthansa-technik.com

Last modified: Sep 18, 2006

Lufthansa Cargo AG and Fraport sign Strategic Partnership Agreement

18.09.2006

Strengthening Frankfurt to Serve as Europe's Most Attractive and Competitive Air Cargo Hub

Fraport AG and Lufthansa Cargo AG have agreed on a strategic partnership for further developing Frankfurt Airport (FRA) as an air cargo hub. A corresponding memorandum was signed by Dr. Wilhelm Bender and Stefan H. Lauer, the executive board chairmen of Fraport AG and Lufthansa Cargo AG.

Both said today, "It is our common goal to develop Frankfurt Airport as Europe's most attractive and competitive air cargo hub."

The strategic partnership, which goes beyond previous selective cooperation at the operational level, will ensure joint planning of the overall airline-airport system and will intensify further the system partnership of the world's second-biggest cargo airline and Europe's biggest cargo airport. With this initiative, the partners are also responding to the increasingly tough competitive situation in global air cargo transportation.

"In this competition between the significant airports in global air transportation, everything depends on the quality and efficiency of the total system and on the cooperation between the airline and airport within this system. We want to make disproportionately great use of the extraordinary growth potential in the airfreight industry, become clearly the number one in Europe, increasingly throw our mutual strong points into the scales - which are process efficiency, service quality, speed, and strategic location - and want to achieve above-average commercial success," stressed Bender and Lauer.

The common goal will be realized both in strategic and operational areas:

- Joint modernization of CargoCity North (FRA)

- Developing a concept for efficiently interlinking Frankfurt's CargoCity North and CargoCity South areas

- Joint strategy for quality leadership based on the international Cargo 2000 standard

- Joint partnership model with government agencies for optimizing work flows (e.g., German Customs) and joint representation of interests on the national level, including more intensive cooperation within the German Air Transport Initiative

- Joint strategy to attract more internationally active and distributing companies, thus strengthening the attractiveness of the FRA hub

- Joint investments and utilization of synergies in international growth markets

- Coordination and better dovetailing of security processes and philosophies to generate a higher level of security and concurrently optimise the speed of processes on the ground. The goal is to make Frankfurt the world's most secure air cargo hub.

At the same time, Lufthansa Cargo AG and Fraport AG state that they will stick to their previously declared differing positions regarding the future ban on nighttime flights at Frankfurt Airport. As part of its application for capacity expansion, Fraport AG has applied for a ban on scheduled nighttime flights - to create political consensus in the region for FRA's expansion. Lufthansa Cargo regards the ban as a threat to the basis for successfully conducting its business activities and is calling for a "feasible nighttime flying arrangement." Nevertheless, both partners express their great interest in the long-term development of Frankfurt Airport on the basis of the zoning approval for capacity expansion - to maintain its growth opportunities and vital role in the airfreight market.

Lufthansa Cargo AG
Corporate Communications

www.lufthansa-cargo.com

Fraport AG
Corporate Communications
www.fraport.de

Last modified: Sep 18, 2006

Lufthansa expands and modernises fleet

20.09.2006

Supervisory Board approves order for 35 new aircraft

At its meeting today, the Lufthansa Supervisory Board approved an order for 35 new aircraft. From 2007, Lufthansa will take delivery of a total of 30 new short- and medium-range aircraft: five Airbus A319s, ten Airbus A320s and 15 Airbus A321s. Lufthansa has also taken options on a further 30 aircraft of the A320 family. In addition, the Supervisory Board gave the go-ahead for Lufthansa to order five long-range Airbus A330s.

Today's decision will allow Lufthansa to continue expanding and modernising its fleet. The Airbus jets on order are highly fuel-efficient, low-emission and quiet aircraft. "This order underlines our commitment to growth. Our customers will benefit from the wider range of flight options. We are achieving profitable growth and are thus opening up new perspectives for our employees and shareholders," said Lufthansa Chairman and CEO Wolfgang Mayrhuber.

Deliveries of the 30 short-and medium-range aircraft will start in 2007. The order will enable Lufthansa to boost capacity, as planned, over the next few years and also to steadily pursue its policy of fleet renewal. Lufthansa's European fleet currently comprises 153 aircraft, 80 of which belong to the Airbus family. A further 145 smaller aircraft operate regional services on behalf of Lufthansa.

The order for five long-range Airbus A330s will underpin Lufthansa's plans for growth in the long-haul sector. The aircraft, which will be delivered over the next two years, will also compensate for the delayed entry into service of the Airbus A380 and permit further expansion on long-haul routes. At present, Lufthansa's long-haul fleet consists of 83 aircraft, including ten Airbus A330s.

Deutsche Lufthansa AG
Corporate Communications
Stefanie Stotz / Michael Göntgens
Tel +49 69 696 - 51014 /- 67338
Fax +49 69 696 - 95428
http://media.lufthansa.com

Last modified: Sep 20, 2006

Lufthansa Technik signs new MRO contract in India

27.09.2006

Air Deccan chooses Lufthansa Technik for Total Component Support TCS®

Component support for Airbus A320 fleet at Bangalore Airport

Air Deccan, India's first low cost airline, and Lufthansa Technik, the leading provider for maintenance, repair and overhaul (MRO) of airplanes, components and engines, signed an exclusive technical support agreement for the new Airbus A320 fleet in Hamburg today. The new contract is valued at more than 150 million US dollars.

Over the next ten years Lufthansa Technik and its Indian subsidiary One Stop Airline MRO Support will independently serve the fleet of up to 60 Airbus A320 airplanes via a Total Component Support TCS® with the provision of components at the carrier's hub Bangalore. The arrangement enables Air Deccan to participate in one of the world's largest pools for aircraft components whereof nearly 1,000 different part numbers of LRUs (Line Replaceable Unit) have been pre-selected.

"The new cooperation with Lufthansa Technik is part of our endeavour to ensure the most reliable operation and to provide inter-metro as well as regional connectivity across India. The commitment and expertise of the leading MRO provider globally and in India will facilitate our growth plans and strengthen our position in a tough aviation environment", said Warwick Brady, Chief Operating Officer, Air Deccan.

"We greatly appreciate the trust Air Deccan is placing in us and our proven record of professional component services. In becoming their partner for Total Component Support TCS® we will bring new scale effects and savings to an airline which is on the fast track for further expansion with modern airplanes", said Dr. Johannes Bussmann, Vice President Marketing & Sales of Lufthansa Technik AG. "India shows one of the most ambitious patterns of growth and we are keen to even further support this market with our products and services."

Lufthansa Technik's enduring market success in Asia and India has been due not only to its work quality and close partnerships but also to the fact that it has locally available representatives. Especially services out of the "T-product family" like Total Engine Support TES®, Total Component Support TCS® and Total Technical Support TTS® are very popular with the region's carriers.

With inquiries or for more information, contact:
Lufthansa Technik AG
Corporate Communications
www.lufthansa-technik.com

Last modified: Sep 27, 2006

Lufthansa lowers fuel surcharge

Frankfurt, 12 October 2006

Surcharge for long-haul flights reduced by 10 euros

Lufthansa is reducing its fuel surcharge for all intercontinental flights by ten euros per flight leg. The move is in response to the sustained drop in crude oil prices over the past several weeks. The surcharge on long-haul tickets bought on or after 16 October will thus be lowered from 62 euros to 52 euros. The surcharge for German domestic and intra-European flights will remain unchanged at twelve euros per flight segment.

Thanks to its forward-looking fuel-hedging policy and its modern, fuel-efficient fleet, Lufthansa is well placed in comparison to its competitors. However, persistently high oil prices are continuing to put pressure on the airline's expenses. Lufthansa constantly monitors oil prices and adjusts its fuel surcharges in line with developments in jet fuel prices on the spot markets.

Deutsche Lufthansa AG
Corporate Communications
http://media.lufthansa.com

Last modified: Oct 12, 2006

Lufthansa expands route network this winter

Frankfurt, 12 October 2006

2006/2007 winter timetable contains flights to 183 destinations in 78 countries

Lufthansa is further expanding its global network. In the forthcoming winter season, it will offer flights to a total of 183 destinations in 78 countries (winter 2005/2006: 181 destinations in 76 countries). Available capacity across the network will be increased by 3.3 per cent. European services will grow by 6.0 per cent, long-haul services by 2.2 per cent. Lufthansa passengers will thus have a choice of 12,908 flights per week. Kolkata (formerly Calcutta) is a new destination in the long-haul network, while additional flights will be offered to San Francisco and São Paulo. On European routes, Lufthansa is augmenting its services to Moscow, Innsbruck, Geneva, London City Airport, Palma de Mallorca and Valencia during this winter timetable, which is valid from 29 October 2006 to 24 March 2007 and coincides with winter time in many countries in Europe.

Kolkata is Lufthansa's sixth destination in India

From 1 December 2006, Lufthansa passengers will be able to fly non-stop to Kolkata, the capital of West Bengal, for the first time. The new service will operate thrice weekly from Frankfurt. Lufthansa is thus steadily strengthening its position as the market leader in the Asian subcontinent. With 88 flights a week, it offers more connections between Europe and India than any other airline. "Our winter timetable underpins our sound strategy of further augmenting our network in key target growth markets such as India," explains Dr. Holger Hätty, member of the Airline Board, Lufthansa German Airlines. "With almost 300 flights a week to 24 destinations, Lufthansa remains the strongest European airline in the Asian market."

Besides the existing flights offered on a codeshare basis with South African Airways, Lufthansa will resume services to Cape Town in South Africa this winter and operate the route itself. Long-haul services from Munich will also be further expanded. With two more flights a week to San Francisco, Lufthansa will serve the Californian city daily during the winter months. Moreover, the new service from Munich to São Paulo, which was launched on 13 September, will be continued in the winter timetable in addition to the daily service to São Paulo from Frankfurt.

New European connections via hubs and regional airports

This winter, customers will benefit from new services from all the major airports served by Lufthansa. The timetable from Hamburg includes five new European destinations, which are also very attractive for leisure travellers: the Russian capital Moscow, Innsbruck and Geneva - two destinations which will appeal particularly to winter sports enthusiasts (Lufthansa's partner airlines Austrian and Swiss will operate these routes on a codeshare basis) - as well as Palma de Mallorca and Valencia. From 29 October, sun-seeking passengers will also be able to fly to these two popular resorts on the Mediterranean from Düsseldorf.

In addition, Geneva, a city with an international flair, will be served by six flights a week from Stuttgart. Business travellers will profit from new connections to the town-based London City Airport as well, which will be included into the timetable for the first time departing from Hamburg and Nuremberg. The Munich flights to London City will also be continued for this winter. "We are increasing our European services in response to customers' wishes and further strengthening our dense European network. The additional flights will be operated not only from our Frankfurt and Munich hubs, but also from other German airports," stresses Dr. Holger Hätty. "For our customers, flight time and proximity to an airport are important criteria when planning their journey."

Three quarters of all Lufthansa flights are operated via Frankfurt or Munich

Each week a total of 5,352 flights take off and land at Frankfurt, Lufthansa's largest hub. Its second hub, Munich, comes a close second with 4,678 flight movements. Almost 78 per cent of all Lufthansa flights connect to one of these two hubs.

Lufthansa passengers also benefit from the route network of Star Alliance, the world's largest aviation alliance, which now encompasses 18 airlines. In all, Star Alliance, including the three regional member airlines, offers more than 16,000 flights a day to 841 destinations in 157 countries.

top ↑

The most important new services at a glance

Long-haul:

Frankfurt - Kolkata	LH750/ 751	Mon/Wed/Fri (from 1 Dec 06)	A340-300
Munich - San Francisco	LH458/ 459	**daily (new: Wed/Sun)**	A340-600
Munich - São Paulo	LH504/ 505	daily	A340-300
Frankfurt - Cape Town	LH576/ 577	daily	**A340-600**

Europe:

Frankfurt - Milan (Linate)	LH3956/ 3957 /3996/ 3997	**now 4x daily**
Munich - Helsinki	LH3310/ 3311	**now 3x daily**
Munich - London City	LH4814/ 4815/ 4816/ 4817	**Mon to Fri 2x daily & Sat, Sun**
Munich - Madrid	LH4420/ 4421	**now 4x daily**
Munich - Paris	LH4258/ 4259	**now 8x daily**
Berlin - Vienna	LH3616/ 3617	**now 4x daily**
Düsseldorf - Palma	LH4406/ 4407	Thur/Sat/Sun (from 3 Mar 07)
Düsseldorf - Valencia	LH4524/ 4525	Sat/Sun (from 3 Mar)
Hamburg - Amsterdam	LH4662/ 4663	Mon to Sat **now 4x daily**
Hamburg - Innsbruck	LH3580/ 3581	Thur/Sun (from 21 Dec 06)
Hamburg - Geneva	LH3714/ 3715	daily
Hamburg - London City	LH4820/ 4821/ 4824/ 4825	Mon to Fri 2x daily & Sun
Hamburg - Moscow	LH3206/ 3207	Mon/Wed/Fri/Sun
Hamburg - Palma	LH4510/ 4511	Tue/Sat/Sun (Christmas and from 18 Feb 07)
Hamburg - Valencia	LH4522/ 4523	Wed/Sat/Sun (from 3 Mar 07)
Nuremberg - London City	LH4824/ 4825	Mon to Fri
Stuttgart - Geneva	LH3716/ 3717	daily except Saturdays

(New services in **bold** type)

Deutsche Lufthansa AG
Corporate Communications
http://media.lufthansa.com

Last modified: Oct 12, 2006